United States securities and exchange commission logo





                           July 28, 2021

       Chuck Pettid
       President and Director
       Fig Publishing, Inc.
       335 Madison Avenue, Floor 16
       New York, NY
       10017

                                                        Re: Fig Publishing,
Inc.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed July 6, 2021
                                                            File No. 024-11496

       Dear Mr. Pettid:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2021 letter.

       Amendment No. 3 to Offering Statement on Form 1-A

       General

   1.                                                   In light of the fact
that investors are purchasing FPS - Series 2021 shares before Fig   s
                                                        management will decide
which Portfolio Products to publish, before the company
                                                        enters into any
Portfolio License Agreements, and with the representation the company will return to
investors any escrowed proceeds not used, please dedicate a subsection or subsections of the
offering circular to a detailed discussion of the following:
                                                            the amount of the
offering proceeds that will be put into the Escrow Account;
                                                            the terms of the
Escrow Account, including under what circumstances the company is
 Chuck Pettid
Fig Publishing, Inc.
July 28, 2021
Page 2
              permitted to withdraw funds;
                notwithstanding any lack of restrictions on the company withdrawing funds from the
              Escrow Account, under what circumstances the company will withdraw funds from the Escrow Account (e.g., only once the company enters into a Portfolio License
              Agreement or under other circumstances);
                under what circumstances the company would reimburse the Escrow Account;
                how and when the company will notify investors it has entered into a Portfolio
              License Agreement and the material terms thereof;
                how and when the company will disclose to investors how much of the funds in the escrow account the company has used and the amount remaining in the escrow account; and
                when any escrowed funds will be returned and the impact Fig Transaction Fees and escrow fees will have on the amount of escrowed funds that will be returned.
2. We note your response to prior comment 5 and the revised disclosure on page Series
         2021-5. Please continue to clarify how the following uses of the offering proceeds will be designated as Fig Funds for a particular Portfolio License Agreement:
             outreach to find new games that we would consider publishing, including payment for licenses of intellectual property
             other general activities and operations
         For example, explain how the funds used to find new games would be designated as Fig
         Funds when your outreach efforts do not result in a Portfolio License Agreement. Disclose whether and under what circumstances you would reimburse the Escrow Account for funds released from the Escrow Account that do not end up being designated as Fig Funds for a particular Portfolio License Agreement.
3.     In response to prior comment 10, you filed a draft board consent as
Exhibit 2.3 and state
       that "Fig has generally relied on offering circulars as evidence of the rights of holders of
       the preferred shares it offers. Fig   s Board adopts such offering
circulars as evidence of
       such." Please explain why you do not intend to file as an exhibit a certificate of designation as you have done with your recent Regulation A offerings of Fig Gaming
       Shares on Form 1-A. In this regard, the board's consent indicates that it has approved the
       Certificate of Designation for the FPS - Series 2021 shares and that the Certificate of
       Designation will be filed with the Secretary of State of the State of Delaware.
FirstName LastNameChuck Pettid
4. Please revise the introductory paragraph to the subscription agreement filed as Exhibit 6.4
Comapany
       so it NameFig  Publishing,
             does not suggest that Inc.
                                   the company already has co-publishing and
revenue share
July 28,agreements
         2021 Pagefor
                    2 the FPS - Series 2021 shares.
FirstName LastName
 Chuck Pettid
FirstName  LastNameChuck  Pettid
Fig Publishing, Inc.
Comapany
July       NameFig Publishing, Inc.
     28, 2021
July 28,
Page  3 2021 Page 3
FirstName LastName
       You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, at
Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Rich Baumann, Esq.